                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. Final )*

                                  Biotime, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09066L105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Michael J. Kaplan, Esq.
                       WisdomTree Capital Management, Inc.
        1633 Broadway, 38th Floor, New York, New York 10019 (212)843-2782
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 02, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



  CUSIP No.  09066L105

     1    NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          WisdomTree Capital Management, Inc.             I.D. #13-3729429

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                  (b) [ X ]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS *
               AF

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                       7        SOLE VOTING POWER
                                0 shares of Common Stock
         NUMBER OF
           SHARES      8        SHARED VOTING POWER
        BENEFICIALLY            160,150 shares of Common Stock
          OWNED BY
            EACH       9        SOLE DISPOSITIVE POWER
         REPORTING              0 shares of Common Stock
        PERSON WITH
                      10        SHARED DISPOSITIVE POWER
                                160,150 shares of Common Stock

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               160,150 shares of Common Stock

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *   [ X ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       4.9%

     14   TYPE OF REPORTING PERSON *
               CO

                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 10 pages

                                  SCHEDULE 13D

CUSIP No.  09066L105


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Associates, L.P.                    I.D. #13-3729430

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WC

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            131,850 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                131,850 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               131,850 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ X ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        4.0%

     14        TYPE OF REPORTING PERSON *
                        PN


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 10 pages

                                  SCHEDULE 13D

CUSIP No.  09066L105


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Offshore, LTD.                    I.D.

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WO

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            28,300 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                28,300 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               28,300 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ X ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0.9%

     14        TYPE OF REPORTING PERSON *
                        PN


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 10 pages

Item 1.           Security and Issuer.

                  This Statement on Schedule 13D, dated October 06, 1997, relates to the common stock, no par value (the "Common Stock") of BioTime, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This filing is Amendment Final, relating to the original filing on Schedule 13D, dated September 27, 1996, and an Amendment #1 to such filing dated October 9, 1996, and an Amendment #2 to such filing dated January 31, 1997 , and an Amendment #3 to such filing dates August 21, 1997 , and an Amendment #4 to such filing dates September 19, 1997 made by WisdomTree Associates L.P., ("WTAssociates"), WisdomTree Offshore, Ltd. ("WTOffshore"), WisdomTree Capital Management, Inc.("WTInc"), and Jonathan L. Steinberg. The address of the principal executive office of the Company is 935 Pardee Street, Berkeley, California 94710. As reported in its Form 10-K for the fiscal ended June 30, 1997, as of September 22, 1997, the Company had 3,266,193 shares of Common Stock outstanding.


Item 3.           Source and Amount of Funds or Other Consideration.

                               Page 5 of 10 pages

                 As of the close of business on October 06, 1997, WTAssociates owned 131,850 shares of Common Stock acquired in brokered transactions for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $4,385,885.98. The source of funds for acquisition of such Common Stock was available investment capital of
WTAssociates and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.


                  As of the close of business on October 06, 1997, WTOffshore owned 28,300 shares of Common stock acquired in brokered transactions for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $760,852.33. The source of funds for acquisition of such Common Stock was available investment capital of WTOffshore and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.


Item 5.           Interest in Securities of the Issuer.

(a) As of the close of business on October 06, 1997, WTAssociates was the record owner and had direct beneficial ownership of 131,850 shares, or approximately 4.0% of the outstanding Common Stock.

                  As of the close of business on October 06, 1997, WTOffshore was the record owner and had direct beneficial ownership of 28,300 shares, or approximately 0.9% of the outstanding Common Stock.


                               Page 6 of 10 pages

                  As the General Partner of WTAssociates and the Investment Manager of WTOffshore, WTInc may be deemed to have direct beneficial ownership of the 160,150 shares, or approximately 4.9% of the outstanding Common Stock owned of record by WTAssociates and WTOffshore.

                  Each of the other persons and entities named in Item 2 may, by virtue of their relationship to WTAssociates and/or WTOffshore as is described therein, be deemed to have indirect beneficial ownership of the Common Stock owned of record by WTAssociates and/or WTOffshore; however, each of such persons and entities disclaims such beneficial ownership and, to the best knowledge of the Reporting Entities and except as may be specifically otherwise set forth herein, no such persons and/or entities has any other beneficial ownership of Common Stock.

                  Messrs. Steinberg and Schmidt may, by virtue of their status as Limited Partners of WTAssociates, and WTInc may, by virtue of its economic interest as General Partner of WTAssociates, be deemed to have
beneficial   ownership  of  that  portion  of  the  securities   owned
by WTAssociates corresponding to their respective equity interests therein.

(b) The power to vote or direct the vote and the power to dispose or direct the disposition of the 131,150 shares of Common Stock as to which WTAssociates is the record owner may be deemed to be shared between WTInc and WTAssociates, although WTInc, as General Partner of WTAssociates, is generally vested with sole control of such matters..

                  The power to vote or direct the vote and the power to dispose or direct the disposition of the 28,300 shares of Common Stock as to which WTOffshore is the record owner is shared between WTInc. and WTOffshore, although WTInc, as Investment Manager of WTOffshore, is generally vested with sole control of such matters..

                  To the best knowledge of the Reporting Entities, no other person or entity included in Item 2, by virtue of the capacity indicated therein and separate from their direct involvement with the Reporting Entities, shares in the power to vote or direct the vote or the power to dispose or direct the disposition of the 160,150 shares of Common stock as to which WTAssociates and WTOffshore are the aggregate record owners.

(c) Information concerning transactions in Common Stock effected by the Reporting Entities during the past 60 days and not previously reported on this
Schedule is set forth in Schedule A hereto and is incorporated by reference; all of such transactions were effected in open market transactions. Except as set forth in Schedule A, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best knowledge of the Reporting Entities, by any of the persons or entities included in Item 2, during the past 60 days.

(d)               Not applicable.


                               Page 7 of 10 pages

(e) The reporting persons ceased to be the beneficial ownerships of 5% or more of the outstanding shares of the company on October 06, 1997.

Item 7.           Material to be Filed as Exhibits.

            Exhibit A - Transactions in Common Stock


                               Page 8 of 10 pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   October 06, 1997           WISDOMTREE ASSOCIATES, L.P.

                                    By:  WisdomTree Capital Management, Inc.
                                         General Partner


                                    By:  /s/: Scot Rosenblum
                                        ------------------------
                                         Name:    Scot Rosenblum
                                         Title:   Vice President


Dated:    October 06, 1997             WISDOMTREE OFFSHORE, LTD.


                                    By: /s/: Scot Rosenblum
                                        ------------------------
                                         Name: Scot Rosenblum
                                         Title:   Director

Dated:   October 06, 1997            WISDOMTREE CAPITAL MANAGEMENT, INC.


                                     By: /s/: Scot Rosenblum
                                        ------------------------
                                         Name: Scot Rosenblum
                                         Title:   Vice President



                               Page 9 of 10 pages

                                   EXHIBIT A

WisdomTree Associates, L.P.
Date              Per Share $ Price         # Shares Acquired (Disposed)
Common Stock
09/24/97            41.12                    2,000
09/26/97            45.57                    (15,000)
09/26/97            47.75                    2,000
09/26/97            47.15                    1,000
09/29/97            51.00                    3,200
09/29/97            51.86                    (1,500)
09/30/97            50.40                    500
10/01/97            52.73                    1,000
10/01/97            52.81                    (15,000)
10/02/97            65.62                    (12,000)
10/03/97            68.91                    (3,000)
10/03/97            68.60                    (5,900)
10/03/97            66.81                    (2,000)
10/03/97            41.88                    (30,800)*
10/06/97            71.06                    500
10/06/97            70.22                    (10,500)

WisdomTree Offshore, Ltd.
Date              Per Share $ Price         # Shares Acquired (Disposed)
Common Stock
09/26/97            45.56                    (3,000)
10/02/97            65.62                    (3,000)
10/03/97            41.86                    (8,200)*
10/06/97            70.22                    (2,000)

*These transaction represent a short position in the securities which position has been calculated to reduce the beneficial ownership of securities otherwise reported in this filing.

                               Page 10 of 10 pages